UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2025

Michael Klein
Chief Executive Officer
Churchill Capital Corp XI
640 Fifth Avenue, 14th Floor
New York, NY 10019

Re: Churchill Capital Corp XI
Registration Statement on Form S-1
Filed November 18, 2025
File No. 333-291626

Dear Michael Klein:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note the disclosure on the cover page that indicates you will issue one full warrant to the sponsor per private unit for each $10 invested. Please reconcile with the private placement units purchase agreement, filed as Exhibit 10.6, which indicates each unit consists of one-tenth of one redeemable warrant.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser, Esq.